SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CTM MEDIA HOLDINGS, INC.
(Name of Subject Company (Issuer))

CTM MEDIA HOLDINGS, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

Class A – 22944D 104
Class B – 22944D 203
(CUSIP Number of Class of Securities)

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907
(203) 323-5161
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dov T. Schwell, Esq.
c/o Outside Counsel Solutions
1430 Broadway, Suite 1615
New York, NY 10018
(646) 328-0795

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,069,014.30	$171.25

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 432,019 shares of Class A common stock, $0.01 par value per share, and 2,357,994 shares of Class B common stock, $0.01 par value per share, each at the price of $1.10 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $171.25	Filing Party: CTM Media Holdings, Inc.

Form or Registration No.: Schedule TO	Date Filed: November 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

                This Amendment No. 1 (this “Amendment No. 1”) and the accompanying Supplement to Offer to Purchase (the “Supplement”) filed herewith as Exhibit (a)(1)(i) amend and supplement the issuer Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Act”), with the Securities and Exchange Commission on November 17, 2009 (the “Schedule TO”) by CTM Media Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to purchase up to an aggregate of 2,790,013 shares of its Class A common stock, $0.01 par value per share, and/or Class B common stock, $0.01 par value per share or any combination thereof, up to a maximum of 2,790,013 shares in the aggregate , at a price of $1.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, which together, as amended or supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment No. 1 is being filed solely to amend and supplement the Offer to Purchase and the Letter of Transmittal to reflect that the Company is now offering to purchase up to 432,019 shares of its Class A common stock, $0.01 par value per share, or any lesser number of Class A shares that stockholders properly tender in the Offer, and up to 2,357,994 shares of its Class B common stock, $0.01 par value per share, or any lesser number of Class B shares that stockholders properly tender in the Offer, the extension of the expiration date of the Offer until 5:00 p.m., New York City time, Thursday, December 17, 2009, as well as other related changes, as set forth herein. All other information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Act.

In addition, we now may pay vendors for obtaining contact information, recording messages and transmitting calls informing stockholders of the Offer. Attached herewith as Exhibit (a)(9) is the text of such a call to be made to stockholders.

Item 1. Summary Term Sheet.

                The information incorporated by reference into Item 1 of the Schedule TO is hereby amended and supplemented by the information set forth in the Supplement modifying the “Summary Term Sheet” section of the Offer to Purchase.

Item 4. Terms of the Transaction.

(a) Material Terms

                The information incorporated by reference into Item 4(a) of the Schedule TO about the terms of the transaction set forth in the “Summary Term Sheet,” “Section 1. Number of Shares; Proration,” “Section 5. Acceptance for Payment of Shares and Payment of Purchase Price,” “Section 6. Certain Conditions of the Offer,” “Section 10. Source and Amount of Funds,” “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and “Section 15. Extension of the Offer; Termination; Amendments” of the Offer to Purchase is hereby amended and supplemented by the information set forth in the Supplement modifying such sections of the Offer to Purchase, as well as the Letter of Transmittal.

Item 12. Exhibits.

The information incorporated by reference into Item 12(a) of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(i)	Supplement to Offer to Purchase, dated December 3, 2009.

(a)(8)	Press Release, dated December 3, 2009.

(a)(9)	Text of call to beneficial holders.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2009

CTM Media Holdings, Inc.

By:	/s/ Marc E. Knoller
Name: Marc E. Knoller
Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated November 17, 2009.

(a)(1)(i)*	Supplement to Offer to Purchase, dated December 3, 2009.

(a)(2)	Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Letter to Stockholders of CTM dated November 17, 2009.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2009.

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Press Release, dated November 17, 2009.

(a)(8)*	Press Release, dated December 3, 2009.

(a)(9)*	Text of call to beneficial holders.

(b)	Not applicable.

(d)(1)	Restricted Stock Agreement between the Company and Mr. Jonas (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed October 20, 2009).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.